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                          QUALITY CARE SOLUTIONS, INC.
                             14647 South 50th Street
                                    Suite 150
                             Phoenix, Arizona 85044


                                 April 12, 2001

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549


         Re: Quality Care Solutions, Inc. (File No. 333-30432) Form RW - Application for Withdrawal

Ladies and Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Quality Care Solutions, Inc., a Nevada corporation (the "Registrant"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, File No. 333-30432, together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on February 15, 2000, and amended on March 23, 2000, and April 25, 2000.

         Pursuant to the Registration Statement, the Registrant proposed to register an aggregate of 5,750,000 shares of its Common Stock, no par value (the "Shares"), for issuance to the public. The Registrant believes that the terms obtainable in the marketplace are not sufficiently attractive to warrant proceeding with the sale of the shares and that completing a discretionary financing on unfavorable terms would not be in the best interests of the Registrant or its stockholders at this time. No activity in pursuit of this offering has taken place since April 25, 2000, and the offering was effectively abandoned months ago. It is our understanding that this request will be deemed granted at the time of filing, unless we receive Notice from the Securities and Exchange Commission within 15 days from filing.

         Should you have any questions regarding this matter, feel free to contact the undersigned at (480) 735-7000, or Joseph P. Richardson of Bryan Cave LLP, legal counsel to the Registrant, at (602) 364-7454. Note that the Registrant's address at the time of the Registration Statement and amendments thereto were filed was 5030 East Sunrise Drive, Phoenix, Arizona 85044 and its telephone number at that former address was (480) 940-6432.

                                  Sincerely,

                                  QUALITY CARE SOLUTIONS, INC.



                                  By:      /s/  Brian N. Burns
                                     -------------------------------------------
                                           Brian N. Burns, Senior Vice President
                                           and Chief Financial Officer